                       SECURITIES AND EXCHANGES COMMISSION


                             WASHINGTON, D. C. 20549


                                   ----------


                                    FORM 11-K


                                   ----------


   (Mark One)
     [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934


                   For the Fiscal Year Ended January 31, 1998

                                       OR

     [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                For the transition period from        to

Commission File No. 1-3083

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                                  Genesco Inc.
                          Employee Stock Purchase Plan

B. Name of issuer of the securities held in pursuant to the plan and the address of its principal executive office:

                                  Genesco Inc.
                             A Tennessee Corporation
                              I.R.S. No. 62-0211340
                                  Genesco Park
                             1415 Murfreesboro Road
                         Nashville, Tennessee 37217-2895
                             Telephone 615/367-7000

ITEMS 1 AND 2. FINANCIAL STATEMENTS



                                                                                                          Page
                                                                                                          ----

Report of Independent Accountants                                                                            3

Statements of Financial Position - January 31, 1998 and 1997                                                 4

Statements of Changes in Plan Equity - Years ended January 31, 1998 and 1997 and
   for the period October 1, 1995 through January 31, 1996                                                   5


Notes to Financial Statements                                                                                6

Schedules I, II and III have been omitted because the information is given in the financial statements or note thereto or is not required.





EXHIBIT -- Consent of Independent Accountants                                                                9







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















April 20, 1998


To the Participants and Administrator
of the Genesco Employee Stock Purchase Plan


                        Report of Independent Accountants


In our opinion, the accompanying statement of financial condition and the related statement of changes in plan equity present fairly, in all material respects, the financial condition of the Genesco Employee Stock Purchase Plan (the "Plan") at January 31, 1998 and 1997, and the changes in plan equity for each of the two years in the period ended January 31, 1998 and for the period from October 1, 1995 (date of inception) through January 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ Price Waterhouse LLP







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



                      GENESCO EMPLOYEE STOCK PURCHASE PLAN
                        Statement of Financial Condition



------------------------------------------------------------------------------------------------------
                                                                                 JANUARY 31,
                                                                       -------------------------------
ASSETS                                                                     1998                   1997
------------------------------------------------------------------------------------------------------
Due from Genesco Inc.                                                  $233,587               $218,723
------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                           $233,587               $218,723
======================================================================================================

LIABILITIES AND PLAN EQUITY
------------------------------------------------------------------------------------------------------
Payable to withdrawn participants                                      $  5,059               $  2,078
Plan equity                                                             228,528                216,645
------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND PLAN EQUITY                                      $233,587               $218,723
======================================================================================================

























The accompanying Notes are an integral part of these Financial Statements.

                      GENESCO EMPLOYEE STOCK PURCHASE PLAN
                       Statement of Changes in Plan Equity



                                                                                          FOR THE PERIOD
                                                             FOR THE YEAR                OCTOBER 1, 1995
                                                           ENDED JANUARY 31,              TO JANUARY 31,
                                                    ------------------------------       ---------------
                                                       1998                1997                  1996
--------------------------------------------------------------------------------------------------------
Employee contributions                              $  629,482          $  543,528            $  172,095
Options exercised                                     (565,719)           (479,763)                  -0-
Distributions to withdrawn participants                (51,880)            (15,948)               (3,267)
--------------------------------------------------------------------------------------------------------
Net increase in plan equity                             11,883              47,817               168,828
Plan equity at beginning of period                     216,645             168,828                   -0-
--------------------------------------------------------------------------------------------------------
PLAN EQUITY AT END OF PERIOD                        $  228,528          $  216,645            $  168,828
========================================================================================================



The accompanying Notes are an integral part of these Financial Statements.

                      GENESCO EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements


NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
The records of the Genesco Employee Stock Purchase Plan (the "Plan") are maintained on the accrual basis of accounting.

All expenses incurred in administration of the Plan are paid by Genesco Inc. (the "Company") and are excluded from these financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTE 2
THE PLAN
--------------------------------------------------------------------------------

BACKGROUND AND SUMMARY
The following description of the Plan provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan's provisions.

The Plan became effective October 1, 1995 to advance the interests of the Company and its shareholders by attracting and retaining qualified employees and by encouraging them to identify with shareholder interests through the acquisition of shares of the Company's common stock.

ELIGIBILITY
Each employee whose total annual base salary is less than $100,000 and whose customary employment is greater that 20 hours per week and greater than five months per year is eligible to participate in the Plan if the employee has been employed by the Company for at least six months prior to the grant date. The Plan excludes statutory insiders and five percent shareholders.

CONTRIBUTIONS
Contributions to the Plan are solely from participating employees of the Company who, through after-tax payroll deductions, may use their contributions to purchase common stock of the Company at the end of a one-year option period. The maximum number of shares available to any participant is the lower of 2,000 a year or that number of shares equal to $10,000 divided by the closing market price of the common stock on the grant date. The maximum contribution is $10,000 a year or 15% of the participant's base pay as of October 1. Shares will be purchased September 30 of the year following the October 1 grant date with the initial grant date being October 1, 1995.

                      GENESCO EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements


NOTE 2
THE PLAN, CONTINUED
--------------------------------------------------------------------------------

An option enables the participant to purchase shares of the Company's common stock at the lower of 85% of the market value on the grant date or the exercise date. Options are to be granted each year through and including October 1, 2004, unless the board of directors, at its discretion, determines in advance that no options are to be granted. The cumulative number of shares which may be purchased under the Plan is 1,000,000. The options granted and rights thereto may not be sold, assigned, pledged or otherwise transferred and may be exercised during the lifetime of the participant only by the participant.

PARTICIPANT ACCOUNTS
A separate account is maintained for participants' contributions. The Company provides each participant with an annual statement reflecting the value of their account. Participant contributions are held by Genesco Inc., which has an unfunded and unsecured obligation to the Plan.

 At the exercise date, the Company issues stock that is transferred to a brokerage firm and allocated among the participants according to the number of options exercised by each participant.

VESTING
Participants are 100% vested in the value of their account and may withdraw from the Plan at any time except during the period September 15 through September 30 which is the time that preparations are made for the issuance of the stock each year.

If a participant is terminated for any reason other than retirement or death, the participant's involvement in the Plan and any unexercised options automatically terminate, and the participant will receive the account balance in cash.

TERMINATION OF THE PLAN
The Company reserves the right to terminate the Plan at any time. In the event of Plan termination, the balance of each participant's account shall be paid in cash as soon as is reasonably practical.

PLAN ADMINISTRATOR
The Plan is to be administered by the compensation committee of the board of directors or another designee of the board of directors.

REGULATORY MATTERS
The Plan is intended to qualify as an Employee Stock Purchase Plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Accordingly, no income will result for federal income tax purposes when an option is granted or exercised; however, income may result upon disposition of the stock.

The Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                      GENESCO EMPLOYEE STOCK PURCHASE PLAN
                         Notes to Financial Statements


NOTE 3
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                                                          PLAN          PLAN         PLAN
OPTIONS TO PURCHASE COMPANY STOCK                           TOTAL         1997          1996         1995
----------------------------------------------------------------------------------------------------------
Options outstanding, January 31, 1996                      130,565          -0-           -0-      130,565
----------------------------------------------------------------------------------------------------------
Estimated options granted - October 1, 1996                 89,097          -0-        89,097          -0-
Options exercised                                         (129,038)         -0-           -0-     (129,038)
Options withdrawn                                           (3,381)         -0-        (1,854)      (1,527)
----------------------------------------------------------------------------------------------------------
Options outstanding, January 31, 1997                       87,243          -0-        87,243          -0-
----------------------------------------------------------------------------------------------------------
Estimated options granted - October 1, 1997                 53,747       53,747           -0-          -0-
Options exercised                                          (70,058)         -0-       (70,058)         -0-
Options withdrawn                                          (18,978)      (1,793)      (17,185)         -0-
----------------------------------------------------------------------------------------------------------
Options outstanding, January 31, 1998                       51,954       51,954           -0-          -0-
==========================================================================================================

85% of fair market value of stock at date of grant                       $12.38         $8.08        $3.72
Date of grant                                                           10/1/97       10/1/96      10/1/95
85% of fair market value of stock at date of exercise                       N/A        $12.43        $7.97
Exercise date                                                           9/30/98       9/30/97      9/30/96

----------------------------------------------------------------------------------------------------------
                                                                           PLAN          PLAN         PLAN
NUMBER OF PARTICIPANTS                                       TOTAL         1997          1996         1995
----------------------------------------------------------------------------------------------------------
As of January 31, 1996                                         210          -0-           -0-          210
----------------------------------------------------------------------------------------------------------
Enrollment - October 1, 1996                                   435          -0-           435          -0-
Exercised options                                             (195)         -0-           -0-         (195)
Withdrawn                                                      (27)         -0-           (12)         (15)
----------------------------------------------------------------------------------------------------------
Active, January 31, 1997                                       423          -0-           423          -0-
----------------------------------------------------------------------------------------------------------
Enrollment - October 1, 1997                                   377          377           -0-          -0-
Exercised options                                             (331)         -0-          (331)         -0-
Withdrawn                                                     (107)         (15)          (92)         -0-
----------------------------------------------------------------------------------------------------------
Active, January 31, 1998                                       362          362           -0-          -0-
==========================================================================================================

The cumulative options exercised as of January 31, 1998 are 199,096.

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-62653) of the Genesco Inc., Genesco Employee Stock Purchase Plan of our report dated April 20, 1998 appearing on page 3 of this Form 11-K.




/s/ PRICE WATERHOUSE LLP

Nashville, Tennessee
May 1, 1998

SIGNATURE
--------------------------------------------------------------------------------
Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of Genesco Inc., as Plan Administrator, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genesco Inc.
Employee Stock Purchase Plan





/s/ William A. Williamson, Jr., Chairman of the Compensation Committee

May 1, 1998










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